AB
3/24

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
05 REGISTRATIONS BRANCH

14049624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyline Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Ranch Road
(No. and Street)

Woodside	CA	94062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Karan — 650 851-4639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, Jeffrey S. Karan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyline Capital Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeffrey S. Karan
Signature

Managing Member
Title

Notary Public 2-27-14

BETINE LEE
Commission # 2019407
Notary Public - California
San Mateo County
My Comm. Expires Apr 12, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Skyline Capital Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Member
Skyline Capital Securities, LLC
Woodside, California

Report on the Financial Statements

I have audited the accompanying financial statements of Skyline Capital Securities, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyline Capital Securities, LLC as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2014

Skyline Capital Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 46,137
Deposit	1,507
Total Assets	$ 47,644

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 585
Total Liabilities	585
Member's equity	47,059
Total Liabilities and Member's Equity	$ 47,644

See accompanying notes to financial statements

Skyline Capital Securities, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenue	
Success fee	$ 33,750
Interest and dividends	6
Other income	101
Realized gain	2,962
Total Revenues	$ 36,819
Expenses	
Bank service charges	38
Insurance	472
Professional fees	8,230
Regulatory fees	2,246
Total Expenses	10,986
Income Before Taxes	25,833
State LLC Tax	800
Net Income	$ 25,033

Skyline Capital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's Equity
Balance, December 31, 2012	$ 33,564
Capital contributions	330
Capital distributions	(11,868)
Net Income	25,033
Balance, December 31, 2013	$47,059

See accompanying notes to financial statements

Skyline Capital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net income		$ 25,033
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in assets		
Decrease in Securities Owned	$ 6,245	
Decrease in Receivable	11,868	
Increase in Deposit	(1,492)	
Increase (Decrease) in liabilities		
Increase in Accrued Expenses	160	
Total adjustments		16,781
Net cash provided by (used in) operating activities		41,814
Cash Flows from Investing Activities:		--
Cash Flows from Financing Activities:		
Capital contributions		330
Capital distributions		(11,868)
Net increase in cash		30,276
Cash: Beginning of the year		15,861
Cash: End of the year		$ 46,137

Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for state LLC tax	$ 800

See accompanying notes to financial statements

Skyline Capital Securities, LLC
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

Skyline Capital Securities, LLC, formerly WCP Securities, LLC (the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. Skyline Capital Securities, LLC is engaged in the business of conducting private placements of securities. Skyline Capital Securities, LLC does not hold customer funds or securities. In June 2010 the Company was sold and changed its name to WCP Securities, LLC. Management changed its name from WCP Securities, LLC to Skyline Capital Securities, LLC on May 7, 2012.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a variable fee based on gross California receipts and an annual LLC tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal for three years and State tax authorities for four years after they are filed. As of December 31, 2013, open tax periods subject to future examination by taxing authorities cover periods from January 1, 2009 through December 31, 2013.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Securities	$46,136	$ -	$ -

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2013, the Company had net capital of $ 45,551 which was $40,551 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.28%.

Note 5 – Provision for Taxes

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California requires limited liability companies to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include the $800 LLC tax.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 26, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Skyline Capital Securities, LLC
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2013

Computation of Net Capital

Member's Equity		$47,059
Less nonallowable asset		
Deposit		(1,507)
Less haircut on money market funds		(1)
Net Capital		$45,551

Minimum Net Capital Required

1/15 of total liabilities	$ 39	
Minimum dollar net capital requirement	5,000	
Net Capital Required (greater of the above amounts)		$ 5,000
Capital in excess of the minimum requirement		$40,551

Computation of Aggregate Indebtedness

Total liabilities	$ 585
Percentage of aggregate indebtedness to net capital	1.28%

Reconciliation of Net Capital

No material differences were noted between the net capital computed above and the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Skyline Capital Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A determination of reserve requirements is not required for Skyline Capital Securities, LLC because the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Skyline Capital Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not required of Skyline Capital Securities, LLC, because the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Skyline Capital Securities, LLC
Woodside, California

In planning and performing my audit of the financial statements of Skyline Capital Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2014